China Yuchai International to Pay Cash Dividend for FY 2012 on July 10, 2013

Singapore, Singapore – June 17, 2013 – China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”) announced today that a dividend of US$0.40 per ordinary share and a special dividend of US$0.40 per ordinary share for the year ended December 31, 2012 has been declared by its Board of Directors. The cash dividend will be paid on July 10, 2013 to shareholders of record as of the close of business on June 28, 2013.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide array of light-duty, medium-duty and heavy-duty diesel engines for construction equipment, trucks, buses and cars in China. GYMCL also produces diesel power generators, which are primarily used in the construction and mining industries. Through its regional sales offices and authorized customer service centers, the Company distributes its diesel engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2012, GYMCL sold 431,350 diesel engines and is recognized as a leading manufacturer and distributor of diesel engines in China. For more information, please visit http://www.cyilimited.com
For more information, please contact:

Kevin Theiss / Dixon Chen
Grayling
Tel: +1-646-284-9409
Email: kevin.theiss@grayling.com
dixon.chen@grayling.com